EduMatch

Profit and Loss
January - December 2022

	TOTAL
Income	
4000 Book Sales	67,593.11
4100 Royalty Income	25,746.60
4300 Pass Through Income	6,225.59
4400 Contract Sales	3,000.00
4500 Shipping Income	723.43
4600 Discounts given	-6,431.65
Total Income	**$96,857.08**
Cost of Goods Sold	
5000 Royalties Paid	51,495.40
5300 Subcontractors	3,765.84
5400 Payment Processing Fees	498.99
5600 Book Printing & Reproduction	20,424.68
Total Cost of Goods Sold	**$76,184.91**
GROSS PROFIT	**$20,672.17**
Expenses	
6060 Bank Charges	1,179.00
6080 Bookkeeping & Accounting	9,038.62
6120 Dues & Subscriptions	1,076.95
6160 Insurance	48.00
6300 Legal & Professional	1,685.45
6320 Licenses & Permits	100.00
6400 Meals	75.00
6500 Office Expenses	1,739.74
6520 Postage	733.03
6710 Software Expenses	4,860.08
6720 Telephone & Internet	188.81
6740 Training & Education	705.88
6800 Travel Expenses	
Lodging	63.00
Transportation	3.52
Total 6800 Travel Expenses	**66.52**
6840 Website Expenses	63.40
9999 Ask for Clarification	937.30
Total Expenses	**$22,497.78**
NET OPERATING INCOME	**$ -1,825.61**
Other Income	
7000 Interest Income	0.04
Total Other Income	**$0.04**

EduMatch

Profit and Loss
January - December 2022

	TOTAL
Other Expenses	
8100 Interest Expense	343.31
Total Other Expenses	**$343.31**
NET OTHER INCOME	**$ -343.27**
NET INCOME	**$ -2,168.88**

EduMatch

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Income (2808)	38.72
1010 Direct Costs 75 (5335)	756.96
1020 Profit 1 (0199)	355.68
1030 Owner Pay 20 (1677)	0.00
1040 Tax 1 (0003)	79.04
1050 Profit/Tax Holding 2 (8805)	10.00
1060 OpEx 78 (8261)	32.87
Total Bank Accounts	**$1,273.27**
Accounts Receivable	
1200 Accounts Receivable (A/R)	5,000.00
Total Accounts Receivable	**$5,000.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$6,273.27**
TOTAL ASSETS	**$6,273.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2050 Capital One Spark (2011)	1,942.89
Amazon Business Prime Card (1006) - 10	2,965.22
Amazon Business Prime Card (1006) - 11 - 1	1,527.47
Total Credit Cards	**$6,435.58**
Other Current Liabilities	
Out Of Scope Agency Payable	0.00
Virginia Department of Taxation Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$6,435.58**
Long-Term Liabilities	
2800 PPP Loan	0.00
2850 PayPal Loan	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$6,435.58**

EduMatch

Balance Sheet
As of December 31, 2022

	TOTAL
Equity	
3000 Owner Contributions	2,475.00
3100 Owner Distributions	-2,179.35
3200 Retained Earnings	4,061.53
3300 PPP Loan Forgiveness	0.00
Opening Balance Equity	-2,350.61
Net Income	-2,168.88
Total Equity	**$ -162.31**
TOTAL LIABILITIES AND EQUITY	**$6,273.27**

EduMatch

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,168.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	-5,000.00
2050 Capital One Spark (2011)	-37.71
Amazon Business Prime Card (1006) - 10	2,965.22
Amazon Business Prime Card (1006) - 11 - 1	1,527.47
Out Of Scope Agency Payable	0.00
Virginia Department of Taxation Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-545.02**
Net cash provided by operating activities	**$ -2,713.90**
FINANCING ACTIVITIES	
2850 PayPal Loan	-5,264.41
3000 Owner Contributions	-44,425.03
3100 Owner Distributions	56,471.95
3200 Retained Earnings	530.95
3300 PPP Loan Forgiveness	-10,832.00
Opening Balance Equity	-3,800.83
Net cash provided by financing activities	**$ -7,319.37**
NET CASH INCREASE FOR PERIOD	**$ -10,033.27**
Cash at beginning of period	11,306.54
CASH AT END OF PERIOD	**$1,273.27**